SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                               Frederick R. Adler
                           1520 South Ocean Boulevard
                            Palm Beach, Florida 33480
                                 (561) 659-2001
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 27-29, 1998

            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.




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                                  SCHEDULE 13D


CUSIP No. 822809 10 9

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       (a)    Frederick R. Adler

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       (a)    USA

NUMBER                  7.  SOLE VOTING POWER
OF                                  (a) 2,000

SHARES                  8.  SHARED VOTING POWER
BENEFICIALLY                (a)     -0-

OWNED BY                9.  SOLE DISPOSITIVE POWER
EACH                                (a) 2,000

REPORTING               10. SHARED DISPOSITIVE POWER
PERSON WITH                 (a)     -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(a) 1,268,226 (*) (*) 916,226 of these shares may be deemed to be beneficially owned for Federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust. 350,000 of these shares may be deemed to be beneficially owned for Federal securities laws purposes by Frederick R. Adler as a result of such shares being held by the Adler Children Trust. Mr. Adler disclaims beneficial ownership of such 1,266,226 shares.

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(a) 26.4% (**) (**) Excluding the shares held by the Frederick R. Adler Intangible Asset Management Trust and the Adler Children Trust, the Reporting Person would beneficially own less than 1% of the outstanding Common Stock.

14.    TYPE OF REPORTING PERSON
                            (a)     IN

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This  Amendment  No. 2 is being  filed by  Frederick  R. Adler  (the  "Reporting
Person") to reflect (a) the transfer from the Frederick R. Adler Intangible Asset Management Trust, a trust of which the Reporting Person is the settlor and beneficiary (the "Asset Trust"), to the Reporting Person, on December 27, 1998, of warrants to purchase an aggregate of 350,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc.
at   exercise   prices   ranging   from   $3.15  to   $3.50   per   share   (the
"Warrants")and(b)the transfer by the Reporting Person of (i) the Warrants on December 28, 1998, to the Adler Children Trust, a trust of which the Reporting Person is the settlor and the Reporting Person's children are the beneficiaries and wife is the trustee (the "Children Trust"); and(ii) 156,500 shares of Common Stock on December 29, 1998 (including 5,000 shares of Common Stock purchased by the Reporting Person with personal funds on December 23, 1998), to the Asset Trust.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable with respect to the transactions reported herein, except that with respect to the purchase of the 5,000 shares of Common Stock at a purchase price of $3.75 per share on December 23, 1998, the Reporting Person used personal funds.


Item 4.  PURPOSE OF TRANSACTION

         All the shares of Common Stock and the Warrants beneficially owned by the Reporting Person were acquired solely for investment purposes. On December 27, 1998, the Asset Trust transferred the Warrants to the Reporting Person. No consideration was paid with respect to such transfer. On December 28, 1998, the Reporting Person transferred the Warrants to the Children Trust. No consideration was paid with respect to the transfer. On December 29, 1998, the Reporting Person transferred 156,500 shares of Common Stock to the Asset Trust. No consideration was paid with respect to the transfer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns an aggregate of 2,000 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock. The Asset Trust, of which the Reporting Person is settlor and beneficiary, beneficially owns an aggregate of 916,226 shares of Common Stock representing approximately 20.6% of the outstanding shares of Common Stock.

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The Children Trust, a trust of which the Reporting Person is the settlor and the
Reporting Person's children are the beneficiaries and wife is the trustee, beneficially owns warrants to purchase an aggregate of 350,000 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common
Stock. Mr. Adler may be deemed to beneficially own the shares and warrants to purchase shares of Common Stock held by each of the Asset Trust and the Children Trust for Federal securities laws purposes. Mr. Adler disclaims beneficial ownership of the shares and warrants to purchase shares of Common Stock held by the Asset Trust and the Children Trust for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

         (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

         (i) On December 23, 1998, the Reporting Person purchased 5,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $3.75 per share.

         (ii) On December 27, 1998, the Asset Trust transferred the Warrants to the Reporting Person. No consideration was paid with respect to such transfer.

         (iii) On December 28, 1998, the Reporting Person transferred the Warrants to the Children Trust. No consideration was paid with respect to such transfer.

         (iv) On December 29, 1998, the Reporting Person transferred 156,500 shares of Common Stock to the Asset Trust. No consideration was paid with respect to such transfer.

         (d)          Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Company's securities as a result of the transfer by the Reporting Person of the shares of Common Stock to the Asset Trust on December 29, 1997 and to the Children Trust on December 28, 1998. The Reporting Person, however, may still be deemed to be the beneficial owner of more than 5% of the Common Stock of the Company for the reasons set forth in Item 11 of the cover page to this report.


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                      RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Frederick R. Adler
                                            Frederick R. Adler



Date:    January 8, 1999

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